SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 8-B

                     FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) or 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         MICROCAP LIQUIDATING TRUST
     ______________________________________________________________
             (Exact Name of Registrant as Specified in Charter)

                New York                           Applied For
     _______________________________          _____________________
     (State or other jurisdiction of           (I.R.S. Employer
      incorporation or organization)           Identification No.)

     c/o Palmeri Fund Administrators
           700 Godwin Avenue
        Midland Park, New Jersey                      07432
     _______________________________         ______________________
        (Address of Principal                       (Zip Code)
         Executive Offices)

     Securities to be registered pursuant to Section 12(b) of the Act:

                        ________________________________
                                (Title of Class)

                        ________________________________
                        Name of Each Exchange on Which
                        Each Class is to be Registered

       Securities to be registered pursuant to Section 12(g) of the Act

                         Units of Beneficial Interest
                       ________________________________
                                (Title of Class)

          Item 1.   General Information.

                    (a) This registration statement is being filed by the MicroCap Liquidating Trust (the "Liquidating Trust"). The Liquidating Trust was created on January 28, 1997 pursuant to an Agreement and Declaration of Trust (the "Liquidating Trust Agreement") between The MicroCap Fund, Inc., a Maryland corporation (the "Fund"), and Raymond S. Troubh, as trustee (the "Trustee" and, together with any additional trustees appointed pursuant to the Liquidating Trust Agreement, the "Trustees"). The Liquidating Trust Agreement is governed by the laws of the State of New York.

                    (b) The Liquidating Trust's fiscal year is the calendar year.

          Item 2.   Transaction of Succession.

                    (a)  The common stock, par value $.01 per
          share, of the Fund (the "Common Stock"), the predecessor to the Liquidating Trust, is registered pursuant to
          Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                    (b)  Pursuant to the Plan of Liquidation and
          Dissolution (the "Plan of Liquidation") of the Fund, which was approved by the Fund's shareholders at a Special Meeting of Stockholders on July 23, 1996, and the Liquidating Trust Agreement, the Fund will transfer its remaining assets to, and its remaining fixed and contingent liabilities will be assumed by, the Liquidating Trust, effective as of the close of business on February 24, 1997 (the "Record Date").

                    Each stockholder of the Fund as of the close of business on the Record Date will automatically become the holder of one unit of beneficial interest in the Liquidating Trust (each, a "Unit") for each share of Common Stock held by such stockholder and 1.25 Units for each share of the Fund's Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), held by such stockholder. Certificates representing shares of the Common Stock and the Preferred Stock will automatically be deemed to evidence Units in the Liquidating Trust. Accordingly, holders of the Common Stock and the Preferred Stock are not required to take any action to receive their Units.

                    As soon as practicable following the Record
          Date, the Fund will file Articles of Dissolution with the State Department of Assessments and Taxation of the State of Maryland and, following the receipt of all necessary approvals, consents and clearances, the Fund will dissolve.

          Item 3.   Securities To Be Registered.

                    On the Record Date, there will be approximately 2,717,508 authorized Units issued, 290,227 of which will be held by or for the account of the Liquidating Trust.

          Item 4.   Description of Registrant's Securities To Be
                    Registered.

                    The securities to be registered pursuant to
          Section 12(g) of the Exchange Act are the Units.

                    The Units represent interests in the assets
          (the "Trust Assets") held from time to time by the Trustee for the benefit of the holders of the Units (collectively, the "Beneficiaries") pursuant to the Liquidating Trust Agreement. One Unit will be issued for each share of Common Stock and 1.25 Units will be issued for each share of Preferred Stock held as of the close of business on the Record Date.

                    Each Beneficiary is entitled to participate in the rights and benefits due to such Beneficiary under the Liquidating Trust Agreement according to the number of Units held by such Beneficiary. Each Beneficiary takes and holds his or her Units subject to all the terms and provisions of the Liquidating Trust Agreement.

                    At such times as may be determined by the Trustees, and in accordance with the Liquidating Trust Agreement, the Trustee will distribute, or cause to be distributed, to the Beneficiaries, in proportion to their respective holdings of Units, such cash or other property comprising a portion of the Trust Assets as the Trustees may in their sole discretion determine may be distributed without detriment to the conservation and preservation of sufficient Trust Assets to provide for the Liquidating Trust's fixed and contingent liabilities; provided, however, that the Trustees will distribute, or cause to be distributed, at least annually to the Beneficiaries any proceeds from the sale of Trust Assets in excess of an amount reasonably necessary (as determined by the Trustees) to satisfy the claims, expenses and liabilities of the Trust.

                    If the Trustee determines that all claims, expenses, charges, liabilities and obligations of the Liquidating Trust have been paid or discharged, the Trustee will, as expeditiously as is practicable, distribute the remaining Trust Assets to the Beneficiaries, in proportion to the number of Units held by them, in accordance with the Liquidating Trust Agreement. The existence of the Liquidating Trust will terminate upon the earliest to occur of (i) a distribution as described in the preceding sentence, (ii) a termination required under the applicable laws of the State of Maryland or (iii) the expiration of three years from the date of creation of the Liquidating Trust, unless the Trustee determines that an extension beyond such three-year period is reasonably necessary to pay or make provision for the then known liabilities, actual or contingent, provided that the Liquidating Trust will not terminate pursuant to this clause (iii) prior to the date the Trustee is permitted to make a final distribution in accordance with the Liquidating Trust Agreement.

                    The Trustee will hold in the Liquidating Trust and thereafter make disposition of all liquidating distributions and other payments due any Beneficiaries who have not been located in accordance with Maryland law, subject to applicable state laws regarding escheat and abandoned property.

                    The Units have no par or stated value and do not confer upon the Beneficiaries any subscription, conversion, redemption, sinking fund or preemptive rights.

                    The Liquidating Trust will be administered by no fewer than one nor more than five Trustees (and their respective successors). As of the Record Date, Raymond
          S. Troubh will serve as the sole Trustee. Pursuant to the Liquidating Trust Agreement, any Trustee may be removed at any time by the holders of at least a majority of the total number of Units outstanding. Should at any time a Trustee resign or be removed (with or without cause), die, become mentally incompetent or incapable of action (as determined by a majority of the remaining Trustees in their sole discretion), or be adjudged a bankrupt or insolvent, a vacancy will be deemed to exist and a successor will be appointed by the remaining Trustees. If such a vacancy is not filled by the remaining Trustees within 60 days, the Beneficiaries may call a meeting and appoint a successor Trustee by vote of Beneficiaries owning a majority of the Units represented at the meeting. The Liquidating Trust Agreement does not provide for cumulative voting or classification of the Trustees.

                    The Liquidating Trust Agreement may be amended with the consent of both the Trustees and Beneficiaries holding at least a majority of the total number of Units outstanding, or such greater percentage as is specified in the Liquidating Trust Agreement for the taking of an action by the Beneficiaries under the affected provisions of the Liquidating Trust Agreement. Amendments to the Liquidating Trust Agreement made solely for the purpose of facilitating the transferability of Beneficial Interests do not require the consent of Beneficiaries. Notwithstanding the above provisions, the Liquidating Trust Agreement may not be amended to permit the Trustees to engage in the conduct of a trade or business or any act other than the holding and collection of the Trust Assets and the payment and distribution thereof as set forth in the Liquidating Trust Agreement or affect the Beneficiaries' rights to receive their pro rata share of the Trust Assets at the time of distribution.

          Item 5.   Financial Statements and Exhibits.

                    (a)  Financial Statements.

                         None.

                    (b)  Exhibits.

                    2.1       Proxy Statement for the Special
                              Meeting of Stockholders held on July
                              23, 1996 (incorporated herein by
                              reference to definitive copy of the
                              Proxy Statement filed with the
                              Commission on June 26, 1996 (File No.
                              0-21660), pursuant to Rule 14a-6).

                    2.2 Plan of Liquidation and Dissolution (incorporated herein by reference to Exhibit A to Exhibit 2.1 to this Registration Statement on Form 8-B).

                    3.1 Liquidating Trust Agreement, dated as of January 28, 1997, between the Fund and the Trustee.


                                  SIGNATURES

                    Pursuant to the requirements of Section 12 of the Exchange Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   MICROCAP LIQUIDATING TRUST
                                   (Registrant)

                                   By  /s/ Raymond S. Troubh
                                      -------------------------
                                      Name:  Raymond S. Troubh
                                      Title: Trustee

          Dated:  February 4, 1997